UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/ME) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on December 14, 2022

DATE, TIME AND PLACE: On 12.14.2022, at 11h00 a.m., by teleconference, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander), met with the presence of all it’s members.

CALL NOTICE AND ATTENDANCE: The call notice was waived in view of the presence of all the member of the Board of Directors.

PRESIDING BOARD: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary.

AGENDA: To resolve on: (i) the dismissal of the Company's Ombudsman; and (ii) the appointment of a new Company's Ombudsman.

RESOLUTIONS: Made the necessary clarifications, the attending members of the Board of Directors unanimously approved:

(i)          in accordance with article 17, XX, of the Company’s Bylaws, the dismissal of Mr. Elmo Mohr Junior, Brazilian, married, banker, holder of Identity Card RG nº 1058745132 SJS/RS, enrolled with the CPF/ME under nº 887.691.430-72, with office at Avenida Presidente Juscelino Kubitschek, 2041 – CJ 281, Bloco A, Cond. W Torre JK, Vila Nova Conceição, CEP 04543-011, of her role of Ombudsman of the Company.

(ii)         in accordance with article 17, XX, of the Company’s Bylaws, the appointment of Mrs. Adriana Cristina Papafilipakis Grazian, Brazilian, married, laywer, holder of Identity Card RG nº 9530186 SSP/SP, enrolled with the CPF/ME under nº 115.731.448-19, with office at Avenida Presidente Juscelino Kubitschek, 2041 – CJ 281, Bloco A, Cond. W Torre JK, Vila Nova Conceição, CEP 04543-011, for the role of Ombudsman of the Company, for a term of 1 (one) year starting on the date hereof.

The appointment of Mrs. Adriana Cristina Papafilipakis Grazian was favourably recommended by the Nomination and Governance Committee, according to the meeting held on December 14, 2022.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Sérgio Agapito Lires Rial, President. Daniel Pareto, Secretary. Signatures: Mr. Sérgio Agapito Lires Rial – Chairman; Deborah Patricia Wright, Deborah Stern Vieitas, José Antonio Alvarez Alvarez, José de Paiva Ferreira, Alberto Monteiro de Queiroz Netto, Angel Santodomingo Martell, Mario Roberto Opice Leão, José Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo– Directors. December 14, 2022.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: December 14, 2022

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer